UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia  30313
(Address of the plan and address of issuer’s principal executive offices)

CARIBBEAN REFRESCOS, INC.

THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008

and for the Year Ended December 31, 2009

with Report of Independent Registered Public Accounting Firm

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008

and for the Year Ended December 31, 2009

BANKS, FINLEY, WHITE & CO.

CERTIFIED PUBLIC ACCOUNTANTS

To the Thrift Plan Committee of

Caribbean Refrescos, Inc.

Caribbean Refrescos, Inc.

Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 25, 2010

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
ASSETS

Investments (Notes 3 and 4)	$30,416,382	$23,742,741

NET ASSETS AVAILABLE FOR BENEFITS	$30,416,382	$23,742,741

Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets:

Investment income:
Net appreciation in fair value of investments	$5,098,651
Dividend income from common stock	608,724
Interest and dividend income	113,638
Total investment income	5,821,013

Contributions:
Employer	574,200
Participants	1,346,986
Total contributions	1,921,186

Total additions	7,742,199

Deductions from net assets:

Distributions to Participants	1,061,463
Administrative expenses	7,095

Total deductions	1,068,558

Net increase in net assets available for benefits	6,673,641

Net assets available for benefits, beginning of year	23,742,741

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$30,416,382

Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Note 1 — Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 1994 (the “Code”).

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars.  “Before-Tax” contributions are not subject to current income taxation. Participants may contribute to the Plan on a “Before-Tax” basis up to $9,000 of their annual compensation subject to certain limitation imposed by the Code.  In addition to “Before-Tax” contributions, Participants may contribute on an “After-Tax” basis up to 10% of their annual compensation.  Participants are allowed to roll over account balances from other qualified retirement plans into the Plan. The Plan allows Participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.

All contributions are paid to a trustee and are invested as directed by Participants.  Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, mutual funds and collective trust funds with various investment objectives and strategies.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares or units of each investment fund credited to Participant accounts. The shares and units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances. The following applies to Participant loans:

(a)          The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)         The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.

(c)          The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.

(d)         The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability. However, upon death of a Participant, the surviving spouse or other designated beneficiary may choose to receive payments, up to a maximum of 10 annual installments, from the Plan. Participants may elect to receive in-service withdrawals from their After-Tax account balances.

Administration

The Company is the named plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan.  Banco Popular de Puerto Rico is the Trustee of the Plan.  Merrill Lynch, Pierce, Fenner & Smith Inc. is the Custodian of the Plan (the “Custodian”), who performs custodial and recordkeeping services.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its Contributions to the Plan at any time.  In the event of termination, the Committee may either:

(a)          continue the Trust for as long as it considers advisable, or

(b)         terminate the Trust, pay all expenses from the Trust Fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with FASB Accounting Standards Codification 820 “Fair Value Measurements and Disclosures” (ASC 820). The investments in common stock of The Coca-Cola Company are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year. The investments in collective trust funds are stated at fair value, based on quoted redemption values, also known as net asset values, as determined by the investment manager on the last business day of the Plan year. The investments in mutual funds are based on the publicly-quoted final net asset values on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal plus any unpaid accrued interest. Money market funds are stated at fair value, which approximates cost.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

Note 3 — Investments

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Investments (Continued)

• Level 1 —     Quoted prices in active markets for identical assets or liabilities.

• Level 2 —     Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2009 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity:
Company common stock	$19,750,331	$—	$—	$19,750,331
Collective trust funds	—	262,186	—	262,186
Mutual funds	2,316,156	—	—	2,316,156
International equity:
Mutual funds	208,547	—	—	208,547
Collective trust funds	—	307,521	—	307,521
Allocation equity/bonds:
Mutual funds	412,310	—	—	412,310
Fixed income:
Mutual funds	686,134	—	—	686,134
Money market funds	253,716	5,421,185	—	5,674,901
Participant loans	—	—	798,296	798,296
Total investments	$23,627,194	$5,990,892	$798,296	$30,416,382

The fair values of investments as of December 31, 2008 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Company common stock	$17,147,046	$—	$—	$17,147,046
Money market funds	1,977	2,983,354	—	2,985,331
Mutual funds	2,527,807	—	—	2,527,807
Participant loans	—	—	655,239	655,239
Collective trust funds	—	427,318	—	427,318
Total investments	$19,676,830	$3,410,672	$655,239	$23,742,741

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Investments (Continued)

The change in the fair value of the Plan’s level 3 investments for the years ended December 31, 2009 and 2008 is set forth in the table below:

	Participant Loans
	2009	2008
Balance, beginning of year	$655,239	$534,081
Purchases, sales, issuances and settlements, net	143,057	121,158
Balance, end of year	$798,296	$655,239

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 was as follows:

	2009	2008
Common stock of The Coca-Cola Company	$19,750,331	$17,147,046
BlackRock FFI Government Money Market Fund	$5,421,185	$2,983,354

During the year ended December 31, 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stock of The Coca-Cola Company	$4,345,047
Mutual funds	618,894
Collective trust funds	134,710
Net appreciation in fair value of investments	$5,098,651

Note 4 — Transactions with Parties-in-Interest

During the year ended December 31, 2009, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	105,318	$5,138,474	N/A
Sales	137,594	6,880,236	$1,878,234
Dividends received	N/A	608,724	N/A

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2009	346,497	$19,750,331
December 31, 2008	378,773	$17,147,046

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4 — Transactions with Parties-in-Interest (Continued)

The Plan’s investments in the Cash Management Account and the Government Fund are managed by Bank of America, N.A., and BlackRock, Inc., an affiliate of the Custodian, respectively. Therefore, transactions in these funds qualify as party-in-interest.  Effective January 1, 2009, the Custodian became a wholly-owned subsidiary of Bank of America Corporation.

Note 5 — Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 6 — Income Tax Status

The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended, (for applicable tax years) and Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998 and September 27, 2000, in which the Puerto Rico Department of the Treasury ruled that the amendments do not affect the qualified status of the Plan. The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 7 - Subsequent Events

We have evaluated material events and transactions that have occurred after the balance sheet date and concluded that no subsequent events have occurred through the date the financial statements were issued, June 25, 2010, that require adjustment to or disclosure in these financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

EIN: 66-0276572 PN: 001

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MONEY MARKET FUNDS:

*	BlackRock, Inc.	FFI Government Fund	$5,421,185

*	Bank of America, N.A.	Cash Management Account	253,716

			5,674,901

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	19,750,331

	COLLECTIVE TRUST FUNDS:

	INVESCO	Structured Small Cap Value Equity Trust	262,186

	INVESCO	International Equity Trust	307,521

	Total Collective Trust Funds		569,707

	MUTUAL FUNDS:

	AIM Advisors, Inc.	Dynamics Fund	584,878

	AIM Advisors, Inc.	Basic Balanced Fund Class N	303,021

	AIM Advisors, Inc.	Income Fund	177,873

	AIM Advisors, Inc.	U.S. Government Fund	508,261

	AIM Advisors, Inc.	Large Cap Growth Fund	475,857

	AIM Advisors, Inc.	Global Growth Fund	352,512

	AIM Advisors, Inc.	Basic Value Fund	255,103

	Dodge & Cox	Income Fund	570,369

	Dodge & Cox	International Stock Fund	38,853

	Janus	Overseas Fund	169,694

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	MUTUAL FUNDS (CONTINUED):

	Janus	Perkins Mid Cap Value Fund	70,757

	T. Rowe Price	Equity Index 500 Fund	6,680

	T. Rowe Price	Retirement Income Fund	2,999

	T. Rowe Price	Retirement 2005 Fund	111

	T. Rowe Price	Retirement 2010 Fund	72,879

	T. Rowe Price	Retirement 2015 Fund	12,666

	T. Rowe Price	Retirement 2020 Fund	1,132

	T. Rowe Price	Retirement 2025 Fund	296

	T. Rowe Price	Retirement 2030 Fund	3,538

	T. Rowe Price	Retirement 2035 Fund	3,303

	T. Rowe Price	Retirement 2040 Fund	8,793

	T. Rowe Price	Retirement 2045 Fund	2,378

	T. Rowe Price	Retirement 2050 Fund	1,194

	Total Mutual Funds		3,623,147

	PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from 3.25% to 10.5%. Maturities through 2015.	798,296

	TOTAL ASSETS (HELD AT END OF YEAR)		$30,416,382

*	Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Name of Plan)

By:	/s/ Cándido Collazo
Cándido Collazo
Chairman, Thrift Plan Committee of Caribbean Refrescos, Inc.

Date:  June 25, 2010

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm